Exhibit 12(b)

General Electric Company
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in millions)	Three months ended March 31, 2009 (Unaudited)

General Electric Company and consolidated affiliates
Earnings(a)	$2,588
Plus:
Interest and other financial charges included in expense(b)	5,327
One-third of rental expense(c)	149

Adjusted “earnings”	$8,064

Fixed charges:
Interest and other financial charges(b)	$5,327
Interest capitalized	13
One-third of rental expense(c)	149

Total fixed charges	$5,489

Ratio of earnings to fixed charges	1.47

Preferred stock dividend requirements	$75

Ratio of earnings before provision for income taxes to earnings from continuing operations	0.89

Preferred stock dividend factor for income taxes to earnings from continuing operations

Preferred stock dividend factor on pre-tax basis	$67
Fixed charges	5,489

Total fixed charges and preferred stock dividend requirements	$5,556

Ratio of earnings to combined fixed charges and preferred stock dividends	1.45

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.